Exhibit 3(ii)(a)

RESOLUTIONS OF THE

BOARD OF DIRECTORS OF

APPLIED MATERIALS, INC.

Adopted on November 28, 2001

AMENDMENT TO BYLAWS

RESOLVED that the first sentence of Section 3.2 of the Bylaws of this Company be amended to read in full as follows:

"3.2 Number of Directors. The board of directors shall consist of not less than eight (8) nor more than twelve (12) members, with the exact number thereof to be determined from time to time by resolution of the Board of Directors."